August 16, 2007

VIA U.S. MAIL AND FAX (215)572-1596

David J. Nettina
Executive Vice President and Chief Financial Officer
American Financial Realty Trust
610 Old York Road
Jenkintown, PA 19046

Re: American Financial Realty Trust
        File No. 001-31678
        Form 10-K for Fiscal Year Ended
        December 31, 2006

Dear Mr. Nettina:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief